JEFFERIES LLC

(SEC I.D. No. 8-15074)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2020
AND
INDEPENDENT AUDITORS' REPORT
******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act.
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Jefferies LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Jefferies LLC (the "Company") as of November 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

January 28, 2021

We have served as the Company's auditor since 2017.

JEFFERIES LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2020
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$	3,878,895
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		506,826
Financial instruments owned, at fair value, including securities pledged of $7,217,224		8,976,139
Securities borrowed		6,325,097
Securities purchased under agreements to resell		1,381,661
Receivables:		
Brokers, dealers and clearing organizations		884,746
Customers		1,285,722
Fees, interest and other		317,914
Due from affiliates		101,448
Premises and equipment, net		614,287
Goodwill		1,356,683
Other assets		583,985
Total assets	$	26,213,403

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Short-term borrowings	$	306,839
Financial instruments sold, not yet purchased, at fair value		5,351,305
Securities loaned		1,312,835
Securities sold under agreements to repurchase		5,384,787
Other secured financings (includes $1,543 at fair value and $170,000 related to consolidated VIEs)		171,543
Payables:		
Brokers and dealers		337,773
Customers		4,962,468
Due to Parent and affiliates		69,242
Lease liabilities		383,459
Accrued expenses and other liabilities		1,548,329
Total liabilities		19,828,580
Subordinated liabilities		2,150,000
Member's equity		4,234,823
Total liabilities and member's equity	$	26,213,403

See accompanying notes to Consolidated Statement of Financial Condition.

JEFFERIES LLC

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies LLC ("the Company") is a wholly owned subsidiary of Jefferies Group LLC (the "Parent"), which in turn is a wholly owned subsidiary of Jefferies Financial Group Inc. ("Jefferies" or the "Ultimate Parent"), a diversified holding company incorporated in the state of New York and engaged in a variety of businesses. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is registered as a Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). FINRA is the designated examining authority for the Company and the NFA is the designated self-regulatory organization for the Company as an FCM.

The Company operates as an institutional securities broker-dealer and FCM and is managed as a single reportable business segment, Investment Banking and Capital Markets. The Investment Banking and Capital Markets reportable business segment provides several types of financial services, including sales, trading, financing and market-making activities in equity, high yield, corporate bond, mortgage-backed and asset-backed, municipal, government and agency, convertible and international securities. The Investment Banking and Capital Markets reportable business segment also provides investment banking services comprised of securities underwriting and distribution and financial advisory services, including advice on mergers and acquisitions, recapitalizations and restructurings, as well as fundamental research and prime brokerage services.

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles require management to make a number of estimates and assumptions that may affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. The most important of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill and intangible assets, the ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — The Company consolidates entities that meet the definition of a variable interest entity ("VIE") for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where the Company has significant influence, but not control, of an entity that does not qualify as a VIE, it applies the equity method of accounting or fair value accounting pursuant to the fair value option election under U.S. GAAP. See Note 8, Variable Interest Entities, for further discussion on VIEs.

All material intercompany accounts and transactions are eliminated in consolidation.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2020 through the date this Consolidated Statement of Financial Condition was issued. In January 2021, the Company's Board of Directors declared a capital distribution of $200.0 million from the Company to its Parent, which was paid on January 19, 2021. The Company determined that there were no other events or transactions during such period requiring recognition or disclosure in the Consolidated Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents include highly liquid investments, including money market funds and certificates of deposit, not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations — In accordance with Rule 15c3-3 of the Securities Exchange Act, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, certain exchange and/or clearing organizations require cash and/or securities to be deposited by the Company to conduct day to day activities.

Foreign Currency Translation — Assets and liabilities of the Company's foreign branch having a non-U.S. dollar functional currency are translated at exchange rates at the end of the year.

Financial Instruments and Fair Value — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent the Company's trading activities and include both cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities at the reported date. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 — Pricing inputs other than quoted prices in active markets, which are either directly or indirectly observable at the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments for which fair values have been derived using model inputs that are directly observable in the market, or can be derived principally from, or corroborated by, observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability at the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets the Company's best estimate of fair value. The Company uses prices and inputs that are current at the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based on the best available information, taking into account the types of financial instruments, current financial information, restrictions (if any) on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models are permitted based on management's judgment, which takes into consideration the features of the financial instrument such as its complexity, the market in which the financial instrument is traded and underlying risk uncertainties about market conditions. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. The degree of judgment exercised in determining fair value is greatest for instruments categorized within Level 3.

Receivable from and Payable to Customers — Receivable from and payable to customers includes amounts receivable and payable on customers' security and margin transactions. Securities owned by customers and held as collateral for these receivables and as margin for trading are not reflected in the Consolidated Statement of Financial Condition.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations — Receivables from and payables to brokers, dealers and clearing organizations include deposits of cash and/or securities with exchange clearing organizations to meet margin requirements, amounts due to or from clearing organizations for daily variation settlements, securities failed-to-deliver or receive, receivables and payables for fees and commissions and net receivables or payables arising from unsettled security transactions.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and lending matched book business in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repos are presented in the Consolidated Statement of Financial Condition on a net basis by counterparty, where permitted by U.S. GAAP. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Offsetting of Derivative Financial Instruments and Securities Financing Agreements — To manage the Company's exposure to credit risk associated with its derivative activities and securities financing transactions, the Company may enter into International Swaps and Derivative Association, Inc. ("ISDA") master netting agreements, master securities lending agreements, master repurchase agreements or similar agreements and collateral arrangements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party.

Under the Company's ISDA master netting agreements, it typically also executes credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset. Master netting agreements are a critical component of the Company's risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open contracts or transactions.

Refer to Note 5, Derivative Financial Instruments and Note 6, Collateralized Transactions, for further information.

Premises and Equipment — Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. Premises and equipment includes internally developed software. The carrying values of internally developed software ready for its intended use are depreciated over the remaining useful life.

At November 30, 2020, furniture, fixtures and equipment amounted to $462.0 million and leasehold improvements amounted to $207.0 million. Accumulated depreciation and amortization was $386.0 million at November 30, 2020.

Leases — The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-02, Leases (the "new lease standard") on December 1, 2019. These lease policy updates are applied using a modified retrospective approach.

For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs for generally all leases. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The ROU assets are included in Premises and equipment and the lease liabilities are included in Lease liabilities in the Consolidated Statement of Financial Condition.

The discount rates used in determining the present value of leases represent the Company's collateralized borrowing rate considering each lease's term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Certain leases have renewal options that can be exercised at the discretion of the Company.

Refer to Adopted Accounting Standards below and Note 13, Leases, for further information.

Goodwill and Intangible Assets

Goodwill — Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing on August 1st or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. If it is concluded otherwise, the Company is required to perform the two-step impairment test. The goodwill impairment test is performed by comparing the estimated fair value of the Company with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any, by comparing the implied fair value of the Company's goodwill to the carrying value of the Company's goodwill.

The fair value of the Company is based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The methodologies the Company utilizes in estimating the fair value include market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable exchange-traded companies and multiples of merger and acquisitions of similar businesses. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the future cash flows. Intangible assets are reviewed for impairment

on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If it is concluded otherwise, the Company is required to perform a quantitative impairment test.

Intangible assets are included in Other assets in the Consolidated Statement of Financial Condition. The Company's annual indefinite-lived intangible asset impairment testing date is August 1st. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset, if any. Subsequent reversal of impairment losses is not permitted.

Refer to Note 10, Goodwill and Intangible Assets, for further information.

Income Taxes — The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes. The Company's results of operations are included in the consolidated Federal and applicable state income tax returns filed by the Ultimate Parent. Amounts provided for income taxes are based on income reported for consolidated financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions using a two-step process: (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Legal Reserves — In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. The Company believes that any other matters for which it has determined a loss to be probable and reasonably estimable are not material to the Consolidated Statement of Financial Condition.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Consolidated Statement of Financial Condition. In addition, management believes that any amount of potential loss or range of potential loss in excess of what has been provided in the Consolidated Statement of Financial Condition that could be reasonably estimated is not material.

Securitization Activities — The Company engages in securitization activities related to mortgage-backed and other asset-backed securities. Transfers of financial assets to secured funding vehicles are accounted for as sales when the Company has relinquished control over the transferred assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in Financial instruments owned in the Consolidated Statement of Financial Condition at fair value.

When a transfer of assets does not meet the criteria of a sale, the Company accounts for the transfer as a secured borrowing and continues to recognize the assets of a secured borrowing in Financial instruments owned and recognizes the associated financing in Other secured financings in the Consolidated Statement of Financial Condition.

Recent Accounting Developments

Accounting Standards to be Adopted in Future Periods

Income Taxes. In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the guidance is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The guidance is effective as of the beginning of fiscal 2022. The Company is currently evaluating the impact of the new guidance on the Consolidated Statement of Financial Condition.

Consolidation. In October 2018, the FASB issued ASU No. 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities. The guidance requires indirect interests held through related parties under common control arrangements be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The Company adopted the guidance as of the beginning of fiscal 2021 and the adoption did not have a material impact on the Consolidated Statement of Financial Condition.

Internal-Use Software. In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The guidance amends the definition of a hosting arrangement and requires that the customer in a hosting arrangement that is a service contract capitalize certain implementation costs as if the arrangement was an internal-use software project. The Company adopted the guidance as of the beginning of fiscal 2021 and elected to apply the guidance prospectively to implementation costs incurred after the adoption date. The adoption did not have a material impact on the Consolidated Statement of Financial Condition on the adoption date.

Defined Benefit Plans. In August 2018, the FASB issued ASU No. 2018-14, Compensation — Retirement Benefits — Defined Benefit Plans — General: Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans. The objective of the guidance is to improve the effectiveness of disclosure requirements on defined benefit pension plans and other postretirement plans. The Company adopted the guidance as of the beginning of fiscal 2021 and the adoption did not have a material impact on the Consolidated Statement of Financial Condition.

Goodwill. In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies goodwill impairment testing. The Company adopted the guidance as of the beginning of fiscal 2021 and the adoption did not have a material impact on the Consolidated Statement of Financial Condition.

Financial Instruments — Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance provides for estimating credit losses on financial assets measured at amortized cost by introducing an approach based on expected losses over the financial asset's entire life, recorded at inception or purchase. The Company adopted the new credit loss guidance on December 1, 2020 and applied a modified retrospective approach through a cumulative-effect adjustment to retained earnings upon adoption. At transition on December 1, 2020, the new accounting guidance's adoption resulted in a decrease in the provision for credit losses of $3.2 million with a corresponding increase in retained earnings of $2.4 million, net of tax. The decrease was attributable to applying a revised provisioning methodology based on historical loss experience for the Company's investment banking fee receivables.

The Company has determined expected credit losses to be immaterial upon adoption for the other financial instruments within the scope of the guidance. A significant portion of the financial instruments within the scope of the guidance represent secured financing receivables (reverse repurchase, secured borrowing, and margin loan agreements) that are substantially collateralized. For the secured financing receivables, the Company has concluded that the impact upon adoption was immaterial because the contractual collateral maintenance provisions require that the counterparty continually adjust the amount of collateralization securing the credit exposure on these contracts. Collateralization levels for the secured financing receivables are initially established based upon the counterparty, the type of acceptable collateral that is monitored daily and adjusted to mitigate the potential of any credit losses. For the remaining financial instruments within the guidance's scope, the expected credit losses were also determined to be immaterial considering the counterparty's credit quality, an insignificant history of credit losses, or the short-term nature of the credit exposures.

Adopted Accounting Standards

Reference Rate Reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional exceptions for applying U.S. GAAP to contracts, hedge accounting relationships or other transactions affected by reference rate reform. The Company adopted the guidance on September 1, 2020 and the adoption had no impact on the Consolidated Statement of Financial Condition.

Leases. The Company adopted the new lease standard on December 1, 2019 using a modified retrospective transition approach. The Company elected not to reassess whether existing contracts are or contain leases, or the lease classification and initial direct costs of existing leases upon transition. At transition on December 1, 2019, the adoption of this standard resulted in the recognition of operating ROU assets of $356.9 million and operating lease liabilities of $412.0 million reflected in Premises and equipment and Lease liabilities in the Consolidated Statement of Financial Condition, respectively. Finance lease ROU assets and finance lease liabilities were not material and are reflected in Premises and equipment and Lease liabilities in the Consolidated Statement of Financial Condition, respectively.

JEFFERIES LLC

3. CASH AND CASH EQUIVALENTS

Financial assets classified as cash and cash equivalents that are deemed by the Company's management to be generally readily convertible into cash at November 30, 2020 are as follows (in thousands):

Cash in banks	$	793,895
Money market investments		3,085,000
Total cash and cash equivalents	$	3,878,895
Cash and securities segregated (1)	$	506,826

(1) Includes deposits of $213.6 million that are segregated in accordance with Rule 15c3-3 of the Act, which subjects the Company as a broker-dealer carrying customer accounts to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

JEFFERIES LLC

4. FAIR VALUE DISCLOSURES

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis, excluding Investments at fair value based on net asset value ("NAV") of $5.9 million at November 30, 2020, by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$1,238,616	$ 48,673	$ 8,203	$ —	$1,295,492
Corporate debt securities	—	2,320,861	20,648	—	2,341,509
CDOs and CLOs	—	37,783	7,960	—	45,743
U.S. government and federal agency securities	2,584,517	91,653	—	—	2,676,170
Municipal securities	—	446,381	—	—	446,381
Sovereign obligations	83,976	149,081	—	—	233,057
Residential mortgage-backed securities	—	977,456	1,151	—	978,607
Commercial mortgage-backed securities	—	678,526	1,255	—	679,781
Other asset-backed securities	—	27,585	974	—	28,559
Loans and other receivables	—	—	6,332	—	6,332
Derivatives	480	751,262	3	(552,754)	198,991
Investments at fair value	—	—	39,629	—	39,629
Total financial instruments owned, excluding Investments at fair value based on NAV	$3,907,589	$5,529,261	$ 86,155	$ (552,754)	$8,970,251
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$1,225,412	$ 8,528	$ —	$ —	$1,233,940
Corporate debt securities	—	714,094	72	—	714,166
U.S. government and federal agency securities	3,213,556	—	—	—	3,213,556
Sovereign obligations	—	123,042	—	—	123,042
Residential mortgage-backed securities	—	477	—	—	477
Commercial mortgage-backed securities	—	—	35	—	35
Derivatives	292	590,268	18	(524,489)	66,089
Total financial instruments sold, not yet purchased	$4,439,260	$1,436,409	$ 125	$ (524,489)	$5,351,305
Other secured financings	$ —	$ —	$ 1,543	$ —	$ 1,543

(1) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

- Exchange-Traded Equity Securities: Exchange-traded equity securities are measured based on quoted closing exchange prices, which are generally obtained from external pricing services, and are categorized within Level 1 of the fair value hierarchy, otherwise they are categorized within Level 2 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied.

- Non-Exchange-Traded Equity Securities: Non-exchange-traded equity securities are measured primarily using broker quotations, pricing data from external pricing services and prices observed from recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity securities are categorized within Level 3 of the fair value hierarchy and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/Earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/book value), discounted cash flow analyses and transaction prices observed from subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (*e.g.*, issuer market capitalization, yield, dividend rate, geographical concentration).

- Equity Warrants: Non-exchange-traded equity warrants are measured primarily using pricing data from external pricing services, prices observed from recently executed market transactions and broker quotations and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity warrants are generally categorized within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Investment Grade Corporate Bonds: Investment grade corporate bonds are measured primarily using pricing data from external pricing services and broker quotations, where available, prices observed from recently executed market transactions and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Investment grade corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for comparable issuers and recovery rate assumptions. Investment grade corporate bonds measured using alternative valuation techniques are categorized within Level 2 or Level 3 of the fair value hierarchy and are a limited portion of the Company's investment grade corporate bonds.

- High Yield Corporate and Convertible Bonds: A significant portion of the Company's high yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing data from external pricing services, where available, and prices observed from recently executed market transactions of institutional size. Where pricing data is less observable, valuations are categorized within Level 3 of the fair value hierarchy and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financing or recapitalization, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations and Collateralized Loan Obligations

Collateralized debt obligations ("CDOs") and collateralized loan obligations ("CLOs") are measured based on prices observed from recently executed market transactions of the same or similar security or based on valuations received from third-party brokers or data providers and are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability and significance of the pricing inputs. Valuation that is based on recently executed market transactions of similar securities incorporates additional review and analysis of pricing inputs and comparability criteria, including, but not limited to, collateral type, tranche type, rating, origination year, prepayment rates, default rates and loss severity.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices obtained from external pricing services and categorized within Level 1 of the fair value hierarchy.

- U.S. Agency Debt Securities: Callable and non-callable U.S. agency debt securities are measured primarily based on quoted market prices obtained from external pricing services and are generally categorized within Level 1 or Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external pricing services and are generally categorized within Level 2 of the fair value hierarchy.

Sovereign Obligations

Sovereign government obligations are measured based on quoted market prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size. Sovereign government obligations, with consideration given to the country of issuance, are generally categorized within Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities ("RMBS"): Agency RMBS include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and principal-only and interest-only (including inverse interest-only) securities. Agency RMBS are generally measured using recent transactions, pricing data from external pricing services or expected future cash flow techniques that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral and are categorized within Level 2 or Level 3 of the fair value hierarchy. The Company uses prices observed from recently executed transactions to develop market-clearing spread and yield curve assumptions. Valuation inputs with regard to the underlying collateral incorporate factors such as weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer and weighted average loan age.

- Non-Agency RMBS: The fair value of non-agency RMBS is determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability and significance of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields. In addition, broker quotes, where available, are also referenced to compare prices primarily on interest-only securities.

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities ("CMBS"): Government National Mortgage Association ("GNMA") project loan bonds are measured based on inputs corroborated from and benchmarked to observed prices of recent securitization transactions of similar securities with adjustments incorporating an evaluation of various factors, including prepayment speeds, default rates and cash flow structures, as well as the likelihood of pricing levels in the current market environment. Federal National Mortgage Association ("FNMA") Delegated Underwriting and Servicing ("DUS") mortgage-backed securities are generally measured by using prices observed from recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. GNMA project loan bonds and FNMA DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.

- Non-Agency CMBS: Non-agency CMBS are measured using pricing data obtained from external pricing services, prices observed from recently executed market transactions or based on expected cash flow models that incorporate underlying loan collateral characteristics and performance. Non-Agency CMBS are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability of the underlying inputs.

Other Asset-Backed Securities

Other asset-backed securities ("ABS") include, but are not limited to, securities backed by auto loans, credit card receivables, student loans and other consumer loans and are categorized within Level 2 or Level 3 of the fair value hierarchy. Valuations are primarily determined using pricing data obtained from external pricing services, broker quotes and prices observed from recently executed market transactions. In addition, recent transaction data from comparable deals is deployed to develop market clearing yields and cumulative loss assumptions. The cumulative loss assumptions are based on the analysis of the underlying collateral and comparisons to earlier deals from the same issuer to gauge the relative performance of the deal.

Loans and Other Receivables

- Corporate Loans: Corporate loans categorized within Level 3 of the fair value hierarchy are measured based on price quotations that are considered to be less transparent, market prices for debt securities of the same creditor and estimates of future cash flows incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts that are actively traded are measured based on quoted exchange prices, broker quotes or vanilla option valuation models, such as Black-Scholes, using observable valuation inputs from the principal market or consensus pricing services. Exchange quotes and/or valuation inputs are generally obtained from external vendors and pricing services. Broker quotes are validated directly through observable and tradeable quotes. Listed derivative contracts that use unadjusted exchange close prices are generally categorized within Level 1 of the fair value hierarchy. All other listed derivative contracts are generally categorized within Level 2 of the fair value hierarchy.

- Over-the-Counter ("OTC") Derivative Contracts: OTC derivative contracts are generally valued using models, whose inputs reflect assumptions that the Company believes market participants would use in valuing the derivative in a current transaction. Where available, valuation inputs are calibrated from observable market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability and significance of the inputs to the valuation models. Where significant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

  OTC options include OTC equity, foreign exchange and interest rate options measured using various valuation models, such as Black-Scholes, with key inputs including the underlying security price, foreign exchange spot rate, implied volatility, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to measure certain OTC derivative contracts including the valuations of the Company's interest rate swaps, which incorporate observable inputs related to interest rate curves, and valuations of the Company's foreign exchange forwards, which incorporate observable inputs related to foreign currency spot rates and forward curves.

Investments at Fair Value

Investments at fair value includes investments in hedge funds and private equity funds, which are measured at the NAV of the funds, provided by the fund managers and are excluded from the fair value hierarchy. Investments at fair value also include direct equity investments in private companies, which are measured at fair value using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 2 or Level 3 of the fair value hierarchy.

The following table presents information about the Company's investments in entities that have the characteristics of an investment company at November 30, 2020 (in thousands):

	Fair Value (1)		Unfunded Commitments
Equity Funds (2)	$ 522	$	30
Multi-asset Funds (3)	5,364		—
Other Funds	2		—
Total	$ 5,888	$	30

(1)   Where fair value is calculated based on NAV, fair value has been derived from each of the funds' capital statements.

(2)   This category primarily includes investments in equity funds that invest in the equity of various foreign private companies in the construction, software solutions and retail food suppliers. The investments in this category cannot be redeemed; instead, distributions are received through the liquidation of the underlying assets of the funds which are primarily expected to be liquidated in approximately one year.

(3)   This category includes an investment in a hedge fund that invests, long and short, primarily in multi-asset securities in domestic and international markets in both the public and private sectors. At November 30, 2020, 100% of the fair value of investments in this category cannot be redeemed.

Other Secured Financings

Other secured financings that are accounted for at fair value are classified within Level 3 of the fair value hierarchy. Fair value is based on estimates of future cash flows incorporating assumptions regarding recovery rates.

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements at November 30, 2020

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for the Company's financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument (*i.e.,* the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class). Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments; rather, the range of inputs is reflective of the differences in the underlying characteristics of the financial instruments in each category.

For certain categories, the Company has provided a weighted average of the inputs allocated based on the fair values of the financial instruments comprising the category. The Company does not believe that the range or weighted average of the inputs is indicative of the reasonableness of uncertainty of its Level 3 fair values. The range and weighted average are driven by the individual financial instruments within each category and their relative distribution in the population. The disclosed inputs when compared with the inputs as disclosed in other periods should not be expected to necessarily be indicative of changes in the Company's estimates of unobservable inputs for a particular financial instrument as the population of financial instruments comprising the category will vary from period to period based on purchases and sales of financial instruments during the period as well as transfers into and out of Level 3 each period.

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range	Weighted Average
Corporate equity securities....	$ 7,815				
Non-exchange-traded securities		Market approach	EBITDA multiple	4.0	—
Corporate debt securities........	$ 20,648	Market approach	Price	$69	—
		Scenario analysis	Estimated recovery percentage	44%	—
CDOs and CLOs.......................	$ 7,960	Discounted cash flows	Constant prepayment rate	20%	—
			Constant default rate	2%	—
			Loss severity	25%	—
			Discount rate/yield	18%-28%	21 %
Loans and other receivables...	$ 6,332	Scenario analysis	Estimated recovery percentage	19%-55%	37 %
Investments at fair value.........	$ 39,629				
Private equity securities.......		Market approach	Price	$6-$169	$ 50
Other secured financings...........	$ 1.543	Scenario analysis	Estimated recovery percentage	19%-55%	45 %

The fair values of certain Level 3 assets and liabilities that were determined based on third-party pricing information are excluded from the above table. At November 30, 2020, asset exclusions consisted of $3.8 million, comprised of corporate equity securities, RMBS, CMBS, other ABS and derivatives. At November 30, 2020, liability exclusions consisted of $0.1 million, comprised of corporate debt securities, CMBS and derivatives.

Uncertainty of Fair Value Measurement from Use of Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the uncertainty of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Corporate equity securities, corporate debt securities and private equity securities, using a market approach valuation technique. A significant increase (decrease) in the price of the corporate debt securities or private equity securities would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the EBITDA multiple related to corporate equity securities would result in a significantly lower (higher) fair value measurement.

- Corporate debt securities, loans and other receivables and other secured financings using scenario analysis. A significant increase (decrease) in the possible recovery rates of the cash flow outcomes underlying the investment would result in a significantly higher (lower) fair value measurement for the financial instrument.

- CDOs and CLOs using a discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate or loss severity would result in a significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure and type of the security. A significant increase (decrease) in the discount rate/security yield would result in a significantly lower (higher) fair value measurement.

Fair Value Option Election

The Company has elected the fair value option for all loans and loan commitments made by its capital markets businesses and in connection with its securitization activities. Loans and loan commitments are managed on a fair value basis and are included in Financial instruments owned and Financial instruments sold, not yet purchased in the Consolidated Statement of Financial Condition. The fair value option has

been elected for certain other secured financings that arise in connection with the Company's securitization activities and other structured financings.

The amount by which contractual principal exceeded fair value for these loans and other receivables was $24.8 million at November 30, 2020, which includes $23.9 million on nonaccrual status and 90 days or greater past due. The aggregate fair value of loans and other receivables on nonaccrual status and 90 days or greater past due was $3.1 million at November 30, 2020. The amount by which contractual principal exceeded fair value for these other secured financings was $2.8 million at November 30, 2020.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

Certain assets were measured at fair value on a non-recurring basis and are not included in the tables above. These assets include exchange ownership interests. The following table presents those assets measured at fair value on a non-recurring basis for which the Company recognized a non-recurring fair value adjustment during the year ended November 30, 2020 (in thousands):

	Carrying Value at November 30, 2020	Level 2
Exchange ownership interests (1)	$ 1,974	$ 1,974

(1) The fair value of these exchange memberships is based on observed quoted sales prices for each individual membership. (See Note 10, Goodwill and Intangible Assets.)

Financial Instruments Not Measured at Fair Value

Certain of the Company's financial instruments are not carried at fair value but are recorded at amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. These financial assets include Cash and cash equivalents and Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations and would generally be presented within Level 1 of the fair value hierarchy. Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations includes U.S. Treasury securities with a fair value of $34.2 million at November 30, 2020.

Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers and dealers and Payables – Customers, are accounted for at cost plus accrued interest rather than fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk — The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect on the Consolidated Statement of Financial Condition.

Derivative Financial Instruments — The Company's derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased, net of cash paid or received under credit support agreements and on a

net counterparty basis when a legally enforceable right to offset exists under a master netting agreement. The Company enters into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities. (See Note 4, Fair Value Disclosures and Note 17, Commitments and Guarantees for additional disclosures about derivative financial instruments.)

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its firm wide risk management policies.

In connection with its derivative activities, the Company may enter into ISDA master netting agreements or similar agreements with counterparties. See Note 2, Significant Accounting Policies, for additional information regarding the offsetting of derivative contracts.

The following table presents the fair value and related number of derivative contracts at November 30, 2020 categorized by type of derivative contract and the platform on which these derivatives are transacted. The fair value of assets/liabilities represents the Company's receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged. The following table also provides information regarding 1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Consolidated Statement of Financial Condition as appropriate under U.S. GAAP and 2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position (in thousands, except contract amounts).

| | November 30, 2020 (1) | | | |
| | Assets | | Liabilities | |
	Fair Value	Number of Contracts (2)	Fair Value	Number of Contracts (2)
Equity contracts:				
Exchange-traded	$ 466,185	1,056,953	$ 459,542	908,835
Bilateral OTC	52,311	14	49,057	22
Interest rate contracts:				
Exchange-traded	2,199	46,908	292	34,829
Cleared OTC	30,411	636	66,238	907
Bilateral OTC	200,267	1,241	15,321	262
Foreign exchange contracts:				
Exchange-traded	—	—	—	180
Bilateral OTC	372	36	128	44
Total gross derivative assets/liabilities:				
Exchange-traded	468,384		459,834	
Cleared OTC	30,411		66,238	
Bilateral OTC	252,950		64,506	
Amounts offset in the Consolidated Statement of Financial Condition (3):				
Exchange-traded	(458,994)		(458,994)	
Cleared OTC	(30,411)		(30,411)	
Bilateral OTC	(63,349)		(35,084)	
Net amounts per Consolidated Statement of Financial Condition (4)	$ 198,991		$ 66,089	

(1) Exchange-traded derivatives include derivatives executed on an organized exchange. Cleared OTC derivatives include derivatives executed bilaterally and subsequently novated to and cleared through central clearing counterparties. Bilateral OTC derivatives include derivatives executed and settled bilaterally without the use of an organized exchange or central clearing counterparty.

(2) Number of exchange-traded contracts may include open futures contracts. The unsettled fair value of these futures contracts is included in Receivables from/Payables to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

(3) Amounts netted include both netting by counterparty and for cash collateral paid or received.

(4) The Company has not received or pledged additional collateral under master netting agreements and/or other credit support agreements that is eligible to be offset beyond what has been offset in the Consolidated Statement of Financial Condition.

OTC Derivatives. The table below sets forth by remaining contract maturity the fair value of OTC derivative assets and liabilities at November 30, 2020 (in thousands):

	OTC Derivative Assets (1) (2) (3)			
	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Total
Equity options and forwards	$ 19,923	$ 1,223	$ —	$ 21,146
Foreign currency spots and forwards	254	—	—	254
Interest rate forwards	48,238	—	148,228	196,466
Total	$ 68,415	$ 1,223	$ 148,228	$ 217,866

(1) At November 30, 2020, the Company held exchange-traded derivative assets with a fair value of $9.4 million, which are not included in this table.

(2) OTC derivative assets in the table above are gross of collateral received. OTC derivative assets are recorded net of collateral received in the Consolidated Statement of Financial Condition. At November 30, 2020, cash collateral received was $28.3 million.

(3) Derivative fair values include counterparty netting within product category.

| | OTC Derivative Liabilities (1) (2) | | | |
	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Total
Equity options and forwards	$ 17,530	$ 362	$ —	$ 17,892
Foreign currency spots and forwards	9	—	—	9
Interest rate forwards	47,065	—	283	47,348
Total	$ 64,604	$ 362	$ 283	$ 65,249

(1) At November 30, 2020, the Company held exchange-traded derivative liabilities with a fair value of $0.8 million, which are not included in this table.

(2) Derivative fair values include counterparty netting within product category.

The following table presents the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets at November 30, 2020 (in thousands):

Counterparty credit quality (1):	
A- or higher	$ 3,254
BBB- to BBB+	26,400
BB+ or lower	38,630
Unrated	149,582
Total	$ 217,866

(1) The Company utilizes internal credit ratings determined by its Risk Management department. Credit ratings determined by Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Risk — In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. Transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk — As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

6. COLLATERALIZED TRANSACTIONS

The Company's repurchase agreements and securities borrowing and lending arrangements are generally recorded at cost in the Consolidated Statement of Financial Condition, which is a reasonable approximation of their fair values due to their short-term nature. The Company enters into secured

borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of its dealer operations. The Company monitors its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company monitors the fair value of the securities loaned and borrowed on a daily basis as compared with the related payable or receivable, and requests additional collateral or returns excess collateral, as appropriate. The Company pledges financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledged by the counterparty are included in Financial instruments owned, at fair value and noted as Securities pledged in the Consolidated Statement of Financial Condition.

In instances where the Company receives securities as collateral in connection with securities-for-securities transactions in which the Company is the lender of securities and is permitted to sell or repledge the securities received as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Consolidated Statement of Financial Condition.

The following tables set forth the carrying value of securities lending arrangements and repurchase agreements by class of collateral pledged and remaining contractual maturity at November 30, 2020 (in thousands):

	Securities Lending Arrangements	Repurchase Agreements	Total
Collateral Pledged:			
Corporate equity securities	$ 1,088,873	$ 38,583	$ 1,127,456
Corporate debt securities	209,173	1,336,086	1,545,259
Mortgage-backed and asset-backed securities	—	1,418,178	1,418,178
U.S. government and federal agency securities	14,789	7,359,249	7,374,038
Municipal securities	—	278,470	278,470
Sovereign obligations	—	157,465	157,465
Total	$ 1,312,835	$ 10,588,031	$ 11,900,866

	Contractual Maturity				
	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities lending arrangements	$ 810,008	$ —	$ 429,455	$ 73,372	$ 1,312,835
Repurchase agreements	4,959,394	880,581	3,921,539	826,517	10,588,031
Total	$ 5,769,402	$ 880,581	$ 4,350,994	$ 899,889	$ 11,900,866

The Company receives securities as collateral under resale agreements, securities borrowing transactions and customer margin loans. The Company also receives securities as collateral in connection with securities-for-securities transactions in which it is the lender of securities. In many instances, the Company is permitted by contract to rehypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into securities lending transactions, satisfy margin requirements on derivative transactions or cover short positions. At November 30, 2020, the approximate

fair value of securities received as collateral by the Company that may be sold or repledged by the Company was approximately $19.2 billion. At November 30, 2020, a substantial portion of the securities received by the Company had been sold or repledged.

Offsetting of Securities Financing Agreements

To manage the Company's exposure to credit risk associated with securities financing transactions, it may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). See Note 2, Significant Accounting Policies, for additional information regarding the offsetting of securities financing agreements.

The following table provides information regarding repurchase agreements and securities borrowing and lending arrangements that are recognized in the Consolidated Statement of Financial Condition and 1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Consolidated Statement of Financial Condition as appropriate under U.S. GAAP and 2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position (in thousands):

			November 30, 2020				
	Gross Amounts	Netting in Consolidated Statement of Financial Condition	Net Amounts in Consolidated Statement of Financial Condition	Additional Amounts Available for Setoff (1)	Available Collateral (2)	Net Amount (3)
Assets						
Securities borrowing arrangements	$ 6,325,097	$ —	$ 6,325,097	$ (386,875)	$ (1,148,526)	$ 4,789,696
Reverse repurchase agreements	6,584,905	(5,203,244)	1,381,661	(217,483)	(1,067,510)	96,668
Liabilities						
Securities lending arrangements	$ 1,312,835	$ —	$ 1,312,835	$ (386,875)	$ (907,451)	$ 18,509
Repurchase agreements	10,588,031	(5,203,244)	5,384,787	(217,483)	(4,388,697)	778,607

(1) Under master netting agreements with its counterparties, the Company has the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by a counterparty in the event of a counterparty's default, but which are not netted in the balance sheet because other netting provisions of U.S. GAAP are not met.

(2) Includes securities received or paid under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements.

(3) Amounts include $4,736.8 million of securities borrowing arrangements, for which the Company has received securities collateral of $4,597.2 million, and $720.0 million of repurchase agreements, for which the Company has pledged securities collateral of $733.9 million, which are subject to master netting agreements but the Company has not determined the agreements to be legally enforceable.

7. SECURITIZATION ACTIVITIES

The Company engages in securitization activities related to mortgage-backed and other asset-backed securities. In its securitization activities, the Company transfers these assets to special purpose entities ("SPEs") and acts as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of the securitization transactions are the securitization of assets issued or guaranteed by U.S. government agencies. These SPEs generally meet the criteria of VIEs; however, the Company generally does not consolidate the SPEs as it is not considered the primary beneficiary for these SPEs. See Note 8, Variable Interest Entities, for further discussion on VIEs and the determination of the primary beneficiary.

The Company accounts for its securitization transactions as sales, provided it has relinquished control over the transferred assets. The Company generally receives cash proceeds in connection with the transfer of assets to an SPE. The Company may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities in the form of mortgage-backed and other-asset backed securities or CLOs). These securities are included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Conditions and are generally initially categorized as Level 2 within the fair value hierarchy. For further information on fair value measurements and the fair value hierarchy, refer to Note 2, Significant Accounting Policies, and Note 4, Fair Value Disclosures, herein.

The following table presents activity related to the Company's securitizations that were accounted for as sales in which it had continuing involvement (in millions):

	Year Ended November 30, 2020
Transferred assets	$ 5,585.1
Proceeds on new securitizations	5,585.1
Cash flows received on retained interests	26.4

The Company has no explicit or implicit arrangements to provide additional financial support to these SPEs, has no liabilities related to these SPEs and do not have any outstanding derivative contracts executed in connection with these securitization activities at November 30, 2020.

The following table summarizes the Company's retained interests in SPEs where the Company has transferred assets and have continuing involvement and received sale accounting treatment (in millions):

	At November 30, 2020	
Securitization Type	Total Assets	Retained Interests
U.S. government agency RMBS	$ 562.5	$ 7.8
U.S. government agency CMBS	2,461.2	205.2
CLOs	3,032.8	39.5

Total assets represent the unpaid principal amount of assets in the SPEs in which the Company has continuing involvement and are presented solely to provide information regarding the size of the transactions and the size of the underlying assets supporting the Company's retained interests, and are not considered representative of the risk of potential loss. Assets retained in connection with a securitization transaction represent the fair value of the securities of one or more tranches issued by an SPE, including senior and subordinated tranches. The Company's risk of loss is limited to this fair value amount which is included in total Financial instruments owned in the Consolidated Statement of Financial Condition.

Although not obligated, in connection with secondary market-making activities the Company may make a market in the securities issued by these SPEs. In these market-making transactions, the Company buys the securities from and sells these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in these SPEs, to the extent the Company purchased securities through these market-making activities and the Company is not deemed to be the primary beneficiary of the VIE, these securities are included in agency and non-agency mortgage-backed and asset-backed securitizations in the nonconsolidated VIEs section presented in Note 8, Variable Interest Entities.

8. VARIABLE INTEREST ENTITIES

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company's involvement with VIEs arises primarily from:

- Purchases of securities in connection with the Company's trading and secondary market making activities;

- Retained interests held as a result of securitization activities;

- Acting as placement agent and/or underwriter in connection with client-sponsored securitizations;

- Financing of agency and non-agency mortgage-backed and other asset-backed securities; and

- Investments in various investment vehicles.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and the Company reassesses whether it is the primary beneficiary of a VIE on an ongoing basis. The Company's determination of whether it is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires judgment. The Company's considerations in determining the VIE's most significant activities and whether it has power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where the Company has determined that the power over the VIE's significant activities is shared, the Company assesses whether it is the party with the power over the most significant activities. If the Company is the party with the power over the most significant activities, it meets the "power" criteria of the primary beneficiary. If the Company does not have the power over the most significant activities or it determines that decisions require consent of each sharing party, the Company does not meet the "power" criteria of the primary beneficiary.

The Company assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interest is significant to the VIE requires judgment. In determining the significance of the Company's variable interest, it considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, its involvement in the VIE and its market-making activities related to the variable interests.

Consolidated VIEs

The following table presents information about the Company's consolidated VIEs at November 30, 2020 (in millions). The assets and liabilities in the tables below are presented prior to consolidation and thus a portion of these assets and liabilities are eliminated in consolidation.

	Secured Funding Vehicles
Securities purchased under agreements to resell (1)	$ 170.0
Total assets	170.0
Other secured financings	170.0
Total liabilities	$ 170.0

(1) Securities purchased under agreements to resell represent amounts due under collateralized transactions on related consolidated entities, which are eliminated in consolidation.

Secured Funding Vehicles. The Company is the primary beneficiary of asset-backed financing vehicles to which it sells agency and non-agency residential and commercial mortgage loans, and asset-backed securities pursuant to the terms of a master repurchase agreement. The Company's variable interests in these vehicles consist of its collateral margin maintenance obligations under the master repurchase agreement, which the Company manages, and retained interests in securities issued. The assets of these VIEs consist of reverse repurchase agreements, which are available for the benefit of the vehicle's debt holders.

Nonconsolidated VIEs

The following table presents information about the Company's variable interests in nonconsolidated VIEs (in millions):

	November 30, 2020			
	Carrying Amount		Maximum Exposure to Loss	VIE Assets
	Assets	Liabilities		
CLOs	$ 44.1	$ —	$ 44.1	$ 6,657.5
Consumer loan and other asset-backed vehicles	1.9	—	1.9	87.3
Investment vehicles	51.1	—	51.1	1,046.3
Total	$ 97.1	$ —	$ 97.1	$ 7,791.1

The Company's maximum exposure to loss often differ from the carrying value of the variable interests. The maximum exposure to loss is dependent on the nature of the Company's variable interests in the VIEs and is limited to the notional amounts of certain remaining commitments. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that may be utilized to hedge the risks associated with the Company's variable interests and is not reduced by the amount of collateral held as part of a transaction with a VIE.

CLOs. Assets collateralizing the CLOs include bank loans, participation interests and sub-investment grade and senior secured U.S. loans. The Company underwrites securities issued in CLO transactions on behalf of sponsors and provides advisory services to the sponsors. Its variable interests in connection with CLOs where it has been involved in providing underwriting and/or advisory services consist of trading positions in securities issued in a CLO transaction.

Asset-Backed Vehicles. The Company owns securities issued by the vehicles of which the underlying assets collateralizing the vehicles are primarily comprised of unsecured consumer installment loans and

trade claims. The Company may provide structuring and advisory services and act as an underwriter or placement agent for securities issued by the vehicles. The Company does not control the activities of these entities.

Investment Vehicles. The Company had equity commitments to invest $92.7 million in various investment vehicles, of which $92.7 million was funded. The carrying value of the Company's equity investments was $51.1 million. The Company's exposure to loss is limited to its carrying value and unfunded equity commitment. These private investment vehicles have assets primarily consisting of private and public equity investments, debt instruments and various oil and gas assets.

Mortgage-Backed and Other Asset-Backed Secured Funding Vehicles. In connection with the Company's secondary trading and market making activities, the Company buys and sells agency and non-agency mortgage-backed securities and other asset-backed securities, which are issued by third-party securitization SPEs and are generally considered variable interests in VIEs. Securities issued by securitization SPEs are backed by residential mortgage loans, U.S. agency collateralized mortgage obligations, commercial mortgage loans, CDOs and CLOs and other consumer loans, such as installment receivables, auto loans and student loans. These securities are accounted for at fair value and included in Financial instruments owned in the Consolidated Statement of Financial Condition. The Company has no other involvement with the related SPEs and therefore does not consolidate these entities.

The Company also engages in underwriting, placement and structuring activities for third-party-sponsored securitization trusts generally through agency (FNMA ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac") or GNMA ("Ginnie Mae")) or non-agency-sponsored SPEs and may purchase loans or mortgage-backed securities from third parties that are subsequently transferred into the securitization trusts. The securitizations are backed by residential and commercial mortgage, home equity and auto loans. The Company does not consolidate agency sponsored securitizations as it does not have the power to direct the activities of the SPEs that most significantly impact their economic performance. Further, the Company is not the servicer of non-agency-sponsored securitizations and therefore does not have power to direct the most significant activities of the SPEs and accordingly, does not consolidate these entities. The Company may retain unsold senior and/or subordinated interests at the time of securitization in the form of securities issued by the SPEs.

At November 30, 2020, the Company held $1,514.6 million of agency mortgage-backed securities and $218.1 million of non-agency mortgage-backed and other asset-backed securities as a result of its secondary trading and market making activities, and underwriting, placement and structuring activities and resecuritization activities. The Company's maximum exposure to loss on these securities is limited to the carrying value of its investments in these securities. These mortgage-backed and other asset-backed secured funding vehicles discussed are not included in the above table containing information about the Company's variable interests in nonconsolidated VIEs.

9. **RECEIVABLE FROM, AND PAYABLE TO, BROKERS, DEALERS AND CLEARING ORGANIZATIONS**

The following is a summary of the major categories of receivable from, and payable to, brokers, dealers and clearing organizations at November 30, 2020 (in thousands):

	Receivable	Payable
Trades in process of settlement, net	$ 332,687	$ —
Margin from affiliates and brokers	87,818	33,510
Securities failed to deliver/receive	455,578	297,602
Clearing organizations	80	—
Other	8,583	6,661
Total	$ 884,746	$ 337,773

10. **GOODWILL AND INTANGIBLE ASSETS**

Goodwill Impairment Testing

At November 30, 2020, goodwill amounted to $1,356.7 million. The Company's annual goodwill impairment testing at August 1, 2020 did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods. Estimating the fair value of the Company requires management judgment. The estimated fair value of the Company was determined using a market valuation method that incorporates price-to-earnings and price-to-book multiples of comparable public companies. Under the market valuation approach, the key assumptions are the selected multiples and the Company's internally developed forecasts of future profitability, growth and return on equity. In addition, as the fair values determined under the market valuation approach represent a noncontrolling interest, the Company applied a control premium to arrive at the estimated fair value on a controlling basis.

Intangible Assets

Intangible assets are included in Other assets in the Consolidated Statement of Financial Condition. The following table presents the gross carrying amount, changes in carrying amount, net carrying amount and weighted average amortization period of identifiable intangible assets at November 30, 2020 (in thousands):

	Gross cost	Impairment losses	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Customer relationships	$ 115,188	$ —	$ (67,726)	$ 47,462	9.5
Trade name	100,238	—	(22,196)	78,042	27.3
Exchange and clearing organization membership interests and registrations	3,984	(468)	—	3,516	N/A
Total	$ 219,410	$ (468)	$ (89,922)	$ 129,020	

The Company performed its annual impairment testing of intangible assets with an indefinite useful life, which consists of exchange and clearing organization membership interests and registrations, at August 1, 2020. The Company elected to perform quantitative assessments of membership interests and registrations that have available quoted sales prices as well as certain other membership interests and

JEFFERIES LLC

registrations that have declined in utilization and qualitative assessments were performed on the remainder of the indefinite-life intangible assets. In applying the quantitative assessments, the Company recognized impairment losses on certain exchange membership interests and registrations. With regard to the qualitative assessments of the remaining indefinite-life intangible assets, based on the Company's assessment of market conditions, the utilization of the assets and the replacement costs associated with the assets, the Company has concluded that it is not more likely than not that the intangible assets are impaired.

11. SHORT-TERM BORROWINGS AND CREDIT FACILITY

Short-term borrowings consist of bank loans that are payable on demand and generally bear interest at spreads over the federal funds rate. Bank loans at November 30, 2020 totaled $306.8 million. At November 30, 2020, the weighted average interest rate on short-term borrowings outstanding was 1.42% per annum. The Company's Short-term borrowings are recorded at cost in the Consolidated Statement of Financial Condition, which is a reasonable approximation of their fair values due to their liquid and short-term nature.

The Bank of New York Mellon agrees to make revolving intraday credit advances ("Intraday Credit Facility") for an aggregate committed amount of $150.0 million. The Intraday Credit facility is structured so that advances are generally repaid before the end of each business day. However, if an advance is not repaid by the end of any business day, the advance is converted to an overnight loan. Intraday loans accrue interest at a rate of 0.12%. Interest is charged based on the number of minutes in a day the advance is outstanding. Overnight loans are charged interest at the base rate plus 3% on a daily basis. The base rate is the higher of the federal funds rate plus 0.50% or the prime rate in effect at that time. The Intraday Credit Facility contains financial covenants, which includes a minimum regulatory net capital requirement for the Company. At November 30, 2020, the Company was in compliance with all debt covenants under the Intraday Credit Facility.

12. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At November 30, 2020, the Company has outstanding borrowings of $2,150.0 million in aggregate, from the Parent under subordinated loan agreements. The subordinated loan agreements consist of the following (in millions):

	Outstanding Amount	Maturity
Cash subordinated loan agreement (1)	$ 1,950.0	April 30, 2022
Revolving note and cash subordination agreement (2)	200.0	April 30, 2024
Revolving note and cash subordination agreement (3)	—	May 31, 2028
Total	$ 2,150.0	

(1) This agreement had an initial six year term; bears interest at a rate of 7.5% per annum and automatically extends for additional one year periods, unless specified actions are taken prior to the maturity date by the Company or Parent.

(2) The Company has a ten year, $300.0 million revolving note and cash subordination agreement. Amounts borrowed under this agreement bear interest at a rate agreed at the time of the advance and are to be repaid in full by April 30, 2024.

(3)   The Company has a ten year, $500.0 million revolving note and cash subordination agreement. Amounts borrowed under this agreement bear interest at a rate agreed at the time of the advance and are to be repaid in full by May 31, 2028. At November 30, 2020, there were no borrowings outstanding under this agreement.

Amounts borrowed by the Company under the subordinated loan agreements have been approved by FINRA and the NFA, and therefore, qualify as capital in computing net capital under SEC Rule 15c3-1 (Net Capital) under the Act ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

13. LEASES

The Company enters into lease and sublease agreements, primarily for office space, across locations within the U.S. Finance lease ROU assets and finance lease liabilities are not material. Information related to operating leases in the Consolidated Statement of Financial Condition at November 30, 2020 was as follows (in thousands, except lease term and discount rate):

Premises and equipment - ROU assets	$	331,310
Weighted average:		
Remaining lease term (in years)		5.9
Discount rate		2.0 %

The following table presents the maturities of the Company's operating lease liabilities and a reconciliation to the Lease liabilities included in the Consolidated Statement of Financial Condition at November 30, 2020 (in thousands):

Fiscal Year		Lease Liabilities
2021	$	49,838
2022		49,924
2023		48,254
2024		48,358
2025		50,475
2026 and thereafter		191,003
Total undiscounted cash flows		437,852
Less: Difference between undiscounted and discounted cash flows		(54,421)
Operating leases amount in the Consolidated Statement of Financial Condition		383,431
Finance leases amount in the Consolidated Statement of Financial Condition		28
Total amount in the Consolidated Statement of Financial Condition	$	383,459

14. CONTRACT BALANCES AND CONTRACT COSTS WITH CUSTOMERS

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and have an unconditional right to the payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $235.6 million at November 30, 2020. The Company had no significant impairments related to these receivables during the year ended November 30, 2020.

The Company's deferred revenue primarily relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at November 30, 2020 was $5.9 million and was recorded in Accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

Contract Costs

The Company capitalizes costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. At November 30, 2020, capitalized costs to fulfill a contract were $1.5 million, which are recorded in Receivables – Fees, interest and other in the Consolidated Statement of Financial Condition.

15. INCOME TAXES

The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes. Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse.

The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

	November 30, 2020
Deferred tax assets:	
Compensation and benefits	$ 156,475
Operating lease liabilities	97,582
Other assets	23,603
Total deferred tax assets	277,660
Deferred tax liabilities:	
Operating lease right-of-use assets	94,839
Amortization of intangibles	59,345
Other liabilities	19,890
Total deferred tax liabilities	174,074
Net deferred tax asset, included in Other assets	$ 103,586

Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset and therefore, no valuation allowance is required at November 30, 2020.

The Company's unrecognized tax benefits are recorded at the Company and settled with the Parent. The total amount of unrecognized benefits attributable to the Company that, if recognized, would affect the effective tax rate is $130.5 million (net of Federal benefit) at November 30, 2020.

The Company is under examination in other major tax jurisdictions. The Company does not expect that the resolution of these examinations will have a material effect on its financial position, but could have a material impact on its results of operations for the period in which such resolution occurs. It is reasonably possible that, within the next twelve months, various tax examinations will be concluded and statutes of limitation will expire which would have the effect of reducing the balance of unrecognized tax benefits by $6.2 million.

The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2017
New Jersey	2010
New York State	2001
New York City	2006

16. COMMITMENTS AND GUARANTEES

Commitments

The following table summarizes the Company's commitments at November 30, 2020 (in millions):

	Expected Maturity Date					
	2021	2022	2023 and 2024	2025 and 2026	2027 and Later	Maximum Payout
Underwriting commitments	$ 26.0	$ —	$ —	$ —	$ —	$ 26.0
Forward starting reverse repos (1)	3,053.9	—	—	—	—	3,053.9
Forward starting repos (1)	1,259.9	—	—	—	—	1,259.9
Total	$ 4,339.8	$ —	$ —	$ —	$ —	$ 4,339.8

(1) At November 30, 2020, $2,926.4 million within forward starting securities purchased under agreements to resell and $1,251.6 million within forward starting securities sold under agreements to repurchase settled within three business days.

Underwriting Commitments — In connection with investment banking activities, the Company may from time to time provide underwriting commitments to clients in connection with capital raising transactions.

Forward Starting Reverse Repos and Repos — The Company enters into commitments to take possession of securities with agreements to resell on a forward starting basis and to sell securities with agreements to repurchase on a forward starting basis that are primarily secured by U.S. government and agency securities.

Guarantees

Derivative Contracts — The Company has written equity put options that meet the accounting definition of a guarantee under U.S. GAAP. The maximum payout on these contracts cannot be quantified since the increase in equity security prices are not contractually limited by the terms of the contract. As such, the Company has disclosed notional values as a measure of the maximum potential payout under these contracts.

The following table summarizes the notional amounts associated with the Company's derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2020 (in millions):

Guarantee Type:	Expected Maturity Date					
	2021	2022	2023 and 2024	2025 and 2026	2027 and Later	Total Notional
Derivative contracts - non-credit related	$ 4,411.1	$ 84.9	$ 13.7	$ —	$ —	$ 4,509.7

It is management's belief that notional amounts generally overstate expected payout and that fair value of these contracts is a more relevant measure of the Company's obligations. At November 30, 2020, the fair value of derivative contracts meeting the definition of a guarantee is a liability of approximately $99.4 million. The Company substantially mitigates its exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. The Company manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

Other Guarantees — The Company is a member of various exchanges and clearing houses. In the normal course of business the Company provides guarantees to securities clearing houses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recognized for these guarantees. Additionally, the Company provides certain indemnifications in connection with third-party clearing and execution arrangements whereby a third party may clear and settle transactions on behalf of clients. These indemnifications generally have standard contractual terms and are entered into in the ordinary course of business. The Company's obligation in respect of such transactions are secured by the assets in the client's account, as well as any proceeds received from the transactions cleared and settled on behalf of the client. However, the Company believes that it is unlikely the Company would have to make any material payments under these arrangements and no material liabilities related to these indemnifications have been recognized.

17. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company obtains advances from the Parent, which are generally payable on demand. The Company provides various trading, securities lending, clearing, execution and administrative services to subsidiaries of the Parent and the Ultimate Parent. The Parent settles certain of these balances with the subsidiaries on behalf of the Company. In addition, the Parent settles the payment of various general and administrative services with certain of the Company's affiliates on behalf of the Company.

Balances with related parties reflected in the Consolidated Statement of Financial Condition are set forth below (in thousands):

	November 30, 2020
Assets:	
Financial instruments owned, at fair value	$ 6,813
Securities borrowed	194,961
Securities purchased under agreements to resell	1,095,298
Receivables - Brokers, dealers and clearing organizations	260
Receivables - Fees, interest and other	5,565
Receivables - Due from affiliates	101,448
Liabilities:	
Securities loaned	$ 344,095
Securities sold under agreements to repurchase	557,146
Payables - Customers	711,441
Payables - Due to Parent and affiliates	69,242
Accrued expenses and other liabilities	20,358

Trading, Clearance and Administrative Activities — Management believes amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash. The Company has entered into expense sharing agreements with subsidiaries and other affiliates of the Parent and Ultimate Parent. Additionally, the Company has entered into clearing and execution agreements with Jefferies International Limited ("JIL").

Debt Securities of the Parent and Ultimate Parent — In connection with its capital markets activities, from time to time the Company makes a market in long-term debt securities of the Parent and the Ultimate Parent (*i.e.,* the Company buys and sells debt securities issued by its Parent and Ultimate Parent). At November 30, 2020, approximately $12.5 million and $6.2 million of debt securities issued by the Parent are included in Financial instruments owned and Financial instruments sold, not yet purchased, respectively, in the Consolidated Statement of Financial Condition, and $2.6 million of debt issued by the Ultimate Parent are included in Financial instruments owned in the Consolidated Statement of Financial Condition.

Berkadia Commercial Mortgage Holding LLC ("Berkadia") — At November 30, 2020, in the normal course of its securities market group business the Company had commitments to purchase $401.0 million in agency CMBS from Berkadia, which is partially owned by the Parent.

Investments in Hedge Funds — The Company has an investment in a hedge fund managed by an affiliate of the Ultimate Parent of $5.4 million at November 30, 2020, included in Financial instruments owned in the Consolidated Statement of Financial Condition.

Officers, Directors and Employees — Receivables from and payables to customers include balances arising from officers', directors' and employees' individual security transactions. These transactions are subject to the same regulations as all customer transactions and are provided on substantially the same terms.

18. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and FCM and, accordingly, is subject to the net capital requirements of the SEC, CFTC and FINRA. The Company is required to maintain minimum net capital, as defined under SEC Rule 15c3-1, of not less than the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase transactions. As an FCM, the Company is subject to Rule 1.17 of the CFTC, which sets forth minimum financial requirements being the greater of $1.0 million or its risk-based capital requirements computed as 8% of the total risk margin requirements for positions carried by the FCM in customer accounts and non-customer accounts. The minimum net capital requirements in determining excess net capital for a dually-registered U.S. broker-dealer and FCM is equal to the greater of the requirement under SEC Rule 15c3-1 or CFTC Rule 1.17. Additionally, FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if its net capital is less than 5% of such aggregate debit items. At November 30, 2020, the Company had net capital, as defined under such rules, of $2,161.3 million, which exceeded the minimum regulatory capital requirement by $2,060.5 million.

For the year ended November 30, 2020, the Company, as a non-clearing FCM, did not hold any customer funds or carry any customer accounts related to segregation requirements for 1) customers trading on U.S. commodity exchanges, 2) foreign futures and foreign options customers and 3) cleared swap customer accounts.

In addition, advances to the Parent and its affiliates, repayment of subordinated liabilities, capital distributions and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC, CFTC and FINRA.

At November 30, 2020, the Company performed the computation of assets in the proprietary accounts of brokers (commonly referred to as "PAB") in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (Customer Protection) under the Act.

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